Exhibit (a)(16)
FOR IMMEDIATE RELEASE

For:          Brylane Inc.

Contact:      Robert A. Pulciani
              Brylane Chief Financial Officer
              (212) 613-9536

              Amanda Mullin
              Morgen-Walke Associates
              (212) 850-5600

Media:        Stacy Berns / Lauren Gargano
              Morgen-Walke Associates
              (212) 850-5600

                          PINAULT-PRINTEMPS-REDOUTE S.A.
                       COMPLETES BRYLANE INC. TENDER OFFER

         Paris, France - April 13, 1999 - Pinault-Printemps-Redoute S.A. (PPR) announced today that it has successfully completed its tender offer, through its wholly owned subsidiary Buttons Acquisition Corporation, for the shares of common stock of Brylane Inc. (NYSE: BYL) which it did not already beneficially own. The tender offer expired as scheduled at 12:00 midnight, New York City time, on Monday, April 12, 1999. All of the shares tendered and not properly withdrawn were accepted for purchase upon the expiration of the tender offer.

         PPR has been informed by ChaseMellon Shareholder Services LLC, the depositary for the tender offer, that, as of the expiration of the tender offer, 8,273,684 shares (including 255,496 shares to be delivered pursuant to notices of guaranteed delivery) were tendered, and not properly withdrawn, representing approximately 47.9% of the outstanding shares of Brylane. Together with the shares already beneficially owned, PPR now beneficially owns approximately 97.9% of the outstanding Brylane shares.

         The 369,914 shares of Brylane not owned by PPR will be acquired in a second step merger at a price of $24.50 per share. Since PPR owns more than 90% of the Brylane shares, the merger does not require the approval of the shareholders of Brylane. The second step merger is expected to be completed shortly.

         Headquartered in Paris, PPR operates several different specialized retail chains that sell a wide range of consumer goods. PPR's principal chains include Printemps (general merchandise), Conforama (furniture, household electronic goods and appliances) and Fnac (records, books, computer and consumer electronics). Through RedCats, PPR is the world's third largest mail order company.

         Brylane is the nation's leading specialty catalog retailer of value-priced apparel, with a focused portfolio of catalogs that includes Lane Bryant, Roaman's, Jessica London and King

Size, serving the special size apparel market, and Chadwick's of Boston, Lerner, Bridgewater and Brett serving the regular size apparel market. In addition, Brylane's home catalog, introduced in September 1998, offers value-priced home products. Brylane also markets certain of its catalogs under the "Sears" name to customers of Sears, Roebuck and Co. under an exclusive licensing arrangement with Sears Shop at Home Services, Inc. Brylane is headquartered in New York and has facilities in Indiana, Massachusetts and Texas.

                                      * * *

         This press release is not an offer or the solicitation of an offer to buy any securities of Brylane, and no such offer or solicitation will be made except in compliance with applicable securities laws.

         Information Concerning Forward-Looking Statements: This press release contains forward-looking statements as defined by the federal securities laws that are based on Brylane's and PPR's current expectations and assumptions, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, projected or implied. Certain factors that could cause actual results to differ are indicated in Brylane's filings with the Securities and Exchange Commission.






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